ENHANCED GUARANTEED PRINCIPAL BENEFIT ("ENHANCED GPB") RIDER


This rider is part of your [Contract/Certificate], and the same definitions apply to the capitalized terms used herein. The benefit described in this rider is subject to all the terms contained in your [Contract/ Certificate], except as modified below. In this rider, "we", "our" and "us" mean Equitable Life Assurance Society of the United States and "you" and "your" mean the Owner.


THIS RIDER'S BENEFIT

On the Contract Date, the Enhanced Guaranteed Principal Benefit (Enhanced GPB) is equal to your initial Contribution. The Enhanced GPB is increased by any subsequent Contributions and adjusted for transfers out of the Special Ten Year FMO Fixed Maturity Option ("FMO") and withdrawals, as described below. FOR ACCUMULATOR PLUS ONLY: [Contributions will be increased by [50]% of any credit under the Endorsement Applicable to Credits Applied to Annuity Account Value.] If on the tenth (10th) anniversary of your initial Contract Date, your Annuity Account Value is less than your Enhanced GPB, we will increase your Annuity Account Value to be equal to your Enhanced GPB. The increase will be allocated to the EQ/Money Market Fund.

CONTRIBUTIONS

Contributions made during the first [6] months beginning on the Contract Date are added to the Enhanced GPB. A percentage of all contributions made during the [6] month period beginning on the Contract Date will be allocated to the same Special Ten Year FMO. The percentage is shown in the Data Pages and will be the same for all Contributions. The remaining amount will be allocated to the Investment Funds, the Guaranteed Interest Account and the Fixed Maturity Options according to your instructions on file. Contributions are not permitted after the [six] month period beginning on the Contract Date. Furthermore, once this rider has terminated, Contributions may not be made to the [Contract/Certificate].

SPECIAL TEN YEAR FMO

The Special Ten Year FMO is subject to all the terms and conditions applicable to Fixed Maturity Options (FMO) under the [Contract/Certificate], except as expressly set forth below. The Special Ten Year FMO is available only in connection with this Enhanced Guaranteed Principal Benefit Rider.

The FMO Rate to Maturity applicable to the portion of the initial Contribution that is allocated to the Special Ten Year FMO is shown in the Data Pages. Subsequent Contributions are allocated to the same Special Ten Year FMO as your initial Contribution. The FMO Rate to Maturity applicable to the portion of subsequent Contributions that is allocated to the Special Ten Year FMO is determined as of the Transaction Date of your subsequent Contribution in accordance with the following formula:

                A = B + [C/365 x (D-B)], where

                A = The current rate used to calculate the applicable Rate to Maturity for your Special Ten Year FMO.

                B = The FMO Rate to Maturity that applies to subsequent Contributions or transfers to a FMO in the same class of Contract as yours and having a maturity of nine years.

                C = The number of days remaining to your Special Ten Year FMO maturity that is in excess of 9 years.

                D = The FMO Rate to Maturity that applies for new Contributions or transfers to a FMO in the same class of Contract as yours and having a maturity of ten years.


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EFFECT OF TRANSFERS OUT OF THE SPECIAL TEN YEAR FMO

Any transfer out of the Special Ten Year FMO will cause the Enhanced GPB to be reduced by the amount of the transfer on a [pro-rata] [dollar for dollar] basis. We will make this reduction as of the Transaction Date of each such transfer. [A pro rata reduction is determined as follows: 1) Divide the amount of the transfer by your Annuity Account Value immediately preceding the transfer; 2) Multiply the fraction calculated in 1) by the amount of your Enhanced GPB immediately preceding the transfer. This is the amount of the pro rata reduction. We will reduce your Enhanced GPB by this amount. We will make this reduction as of the Transaction Date of each transfer.]

EFFECT OF WITHDRAWALS

Any withdrawal from the [Contract/Certificate] will cause the Enhanced GPB to be reduced on a pro rata basis. A pro rata reduction is determined as follows:
1) Divide the amount of the withdrawal by your Annuity Account Value immediately preceding the withdrawal;
2) Multiply the fraction calculated in 1) by the amount of your Enhanced GPB immediately preceding the withdrawal.

This is the amount of the pro rata reduction. We will reduce your Enhanced GPB by this amount. We will make this reduction as of the Transaction Date of each withdrawal.
Withdrawals from the Special Ten Year FMO will be treated first as a transfer out of the Special Ten Year FMO as described in the preceding section; the adjusted Enhanced GPB will be then be reduced as described above in this section.

Unless you specify otherwise, withdrawals will be withdrawn on a pro rata basis from your Annuity Account Value in the Investment Funds and the Guaranteed Interest Account. If there is insufficient value in the Investment Funds and the Guaranteed Interest Account, any additional amount required or the total amount of the withdrawal, as applicable, will be withdrawn from the Annuity Account Value in the Fixed Maturity Options, other than the Special Ten Year FMO, in order of the earliest expiration dates. If there is insufficient value in the FMOs other than the Special Ten Year FMO, the remaining portion of the withdrawal will be deducted from the Special Ten Year FMO.

The Cost Of This Rider

The charge for this benefit is shown in the Data Pages.

GENERAL PROVISIONS OF THIS RIDER

Upon the occurrence of any of the following, this rider and any charge associated herewith will terminate: (i) the [Contract/Certificate] terminates,
(ii) you have completed ten Contract Years under the [Contract/Certificate],
(iii) the [Contract/Certificate] is continued under the Beneficiary Continuation Option., or (iv) the [Contract/Certificate] is annuitized.


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


/s/ Christopher M. Condron                  /s/ Pauline Sherman
--------------------------                  -------------------
Christopher M. Condron                      Pauline Sherman
Chairman and Chief Executive Officer        Senior Vice President, Secretary and
                                            Associate General Counsel


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